Exhibit 99.1

BROOKFIELD RENEWABLE COMMENCES NORMAL COURSE ISSUER BID

HAMILTON, Bermuda, December 22, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that the Toronto Stock Exchange (the “TSX”) accepted a notice of Brookfield Renewable’s intention to commence a normal course issuer bid. Brookfield Renewable believes that in the event that limited partnership units (“Units”) trade in a price range that does not fully reflect their value, the acquisition of Units may represent an attractive use of available funds.

Under the normal course issuer bid, the Board of Directors of the general partner of Brookfield Renewable authorized Brookfield Renewable to repurchase up to 7.1 million Units, representing approximately 5% of the issued and outstanding Units. At the close of business on December 16, 2014, there were 143,330,025 Units issued and outstanding. Under the normal course issuer bid, Brookfield Renewable may purchase up to 43,782 Units on the Toronto Stock Exchange during any trading day, which represents 25% of the average daily trading volume of 175,129 Units on the Toronto Stock Exchange for the six months ended November 30, 2014. Repurchases are authorized to commence on December 29, 2014 and will terminate on December 28, 2015, or earlier should Brookfield Renewable complete its repurchases prior to such date.

All purchases will be made through the facilities of the Toronto Stock Exchange or the New York Stock Exchange, and all Units acquired under the normal course issuer bid will be cancelled. Brookfield Renewable has not repurchased any Units in the past 12 months. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,700 megawatts of installed capacity. Diversified across 72 river systems and 13 power markets in the United States, Canada, Brazil, the Republic of Ireland and Northern Ireland, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:
Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com